UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D / A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CORUS ENTERTAINMENT INC.

(Name of Issuer)

Class B Non-Voting Participating Shares

(Title of Class of Securities)

220874101

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.682160106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LIBERTY MEDIA CORPORATION 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐
     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
		0 shares
Number of

Shares	8.	Shared Voting Power
		0 shares
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0 shares
Reporting

Person	10.	Shared Dispositive Power
		0 shares
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

CORUS ENTERTAINMENT INC.

     This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on April 10, 2000 (the “Original Statement”). The Original Statement and this Amendment are collectively referred to in this Amendment as the “Statement.” The Statement relates to the Class B non-voting participating shares (the “Class B Shares”) of Corus Entertainment Inc., an Ontario corporation (the “Issuer”). Items 2, 5, 6 and 7 of the Statement are hereby amended as set forth below. Capitalized terms not defined herein have the meanings given to such terms in the Statement.

     The Reporting Person is filing this Amendment to report its disposition of all of the Class B Shares.

ITEM 2.    IDENTITY AND BACKGROUND

     Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

     “The Reporting Person has its principal corporate offices at 12300 Liberty Boulevard, Englewood, Colorado 80112. The principal business of the Reporting Person is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia.

     Effective August 10, 2001, Liberty was split-off from AT&T Corp. and, therefore, it is no longer a subsidiary of AT&T Corp. Accordingly, Schedule 2 to the Original Statement is hereby deleted.

     Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of Liberty: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

     To the knowledge of Liberty, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

     During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The information contained in each of the following paragraphs of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     "(a) – (b) The Reporting Person has disposed of the Class B Shares pursuant to the letter agreement included in Exhibit 7(4) of this Amendment. Accordingly, the Reporting Person does not beneficially own any Class B Shares. To the knowledge of Liberty, as of the date of this Amendment, none of the Schedule 1 Persons beneficially owns any Class B Shares.

     (c)  On April 25, 2003, Liberty CJR, Inc. (“Liberty CJR”), a wholly-owned indirect subsidiary of the Reporting Person, entered into a letter agreement with TD Securities Inc. (“TDSI”) pursuant to which Liberty CJR agreed to sell to TDSI (or to TDSI and certain other purchasers designated by TDSI on or prior to April 30, 2003), 7,125,000 Class B Shares. Such purchase and sale transaction was consummated on April 30, 2003. This summary of the letter agreement between Liberty CJR and TDSI does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter agreement, which is included in this Amendment as Exhibit 7(4). Except as set forth or incorporated by reference herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, has effected any transaction in the Class B Shares during the past 60 days.”

     (e)  The Reporting Person ceased to be a beneficial owner of more than five percent of the Class B Shares on April 30, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 6 of this Statement is hereby amended and restated in its entirety as follows:

     On April 25, 2003, Liberty CJR, Inc. (“Liberty CJR”), a wholly-owned indirect subsidiary of the Reporting Person, entered into a letter agreement with TD Securities Inc. (“TDSI”) pursuant to which Liberty CJR agreed to sell to TDSI (or to TDSI and certain other purchasers designated by TDSI on or prior to April 30, 2003), 7,125,000 Class B Shares. Such purchase and sale transaction was consummated on April 30, 2003. This summary of the letter agreement between Liberty CJR and TDSI does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter agreement, which is included in this Amendment as Exhibit 7(4).

     Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Statement is hereby amended and supplemented to include the following information:

Exhibit No.	Exhibit

7(4)	Letter agreement dated April 25, 2003 between Liberty CJR, Inc. and TD Securities Inc.(A)

(A) Filed herewith.

SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: May 8, 2003	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe

Name: Charles Y. Tanabe
Title: Senior Vice President

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty are set forth below. The principal businesses of the entities listed below are described below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation (“Liberty”), 12300 Liberty Boulevard, Englewood, Colorado 80112.

Name	Principal Occupation

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher	Director of Liberty; President of Fisher Capital
Fisher Capital Partners, Ltd. 9781 Meridian Blvd., #200 Englewood, CO 80112	Partners Ltd., a venture capital partnership

Paul A. Gould	Director of Liberty; Managing Director of
Allen & Company Incorporated 711 5th Avenue, 8th Floor New York, NY 10022	Allen & Company Incorporated, an investment banking services company, and Director of On Command Corporation

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty; Chairman of the Board and Director of Liberty Satellite & Technology, Inc.; Chairman of the Board and Director of On Command Corporation

Jerome H. Kern	Director of Liberty; Consultant, Kern Consulting,
Kern Consulting LLC 9033 East Easter Place Suite 205 Centennial, CO 80112	LLC, a consulting company

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Name	Principal Occupation

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

EXHIBIT INDEX

Exhibit No.	Exhibit

7(4)	Letter agreement dated April 25, 2003 between Liberty CJR, Inc. and TD Securities Inc.(A)

(A) Filed herewith.